Exhibit (C)

April 16, 2026

Private & Confidential

The Board of Directors

COSCIENS Biopharma Inc.

c/o Borden Ladner Gervais, LLP,

22 Adelaide St. West, Suite 3400
Bay Adelaide Centre, East Tower
Toronto ON M5H 4E3

To the Board of Directors (the “Board”):

1.	Segal Valuations & Transaction Advisory LP (“SVA”) understands that COSCIENS Biopharma Inc. (“Cosciens” or the “Company”) is considering a share consolidation (the “Consolidation”) on the basis of one (1) post-consolidation common share for every 150 pre-consolidation common shares (the “Consolidation Ratio”), with the principal objective of reducing the number of its “holders of record” (as determined pursuant to Rule 12g5-1 under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”) to below 300, and that, immediately following the Consolidation, the Company intends to undertake a subsequent share split (the “Split” and together with the Consolidation, the “Proposed Transaction”) ) on the basis of 50 common shares for every one (1) post-consolidation common share.

2.	We further understand that shareholders who, at the effective time, hold any position in common shares (“Common Shares”) of less than the Consolidation Ratio (individually, and not in the aggregate equal) (such shareholders, the “Consolidated Shareholders”) will cease to hold such Common Shares immediately following the Consolidation and will be entitled to an amount in cash per pre-Consolidation Common Share equal to $1.60 (the “Consolidation Consideration”), rounded down to the nearest whole cent.

3.	We further understand that, notwithstanding that Cosciens will continue to be a “reporting issuer” in Canada and that its common shares (“Common Shares”) will continue to be listed on the TSX and traded on the OTC markets, the share consolidation will constitute a “going private transaction” for US securities law purposes. Accordingly, the Company will need to disclose (in an annual and special meeting circular and a Schedule 13E-3 filed with the Securities and Exchange Commission (the “SEC”)), among other things, affirmative statements of the Board as to its belief as to the fairness of the Proposed Transaction to the Company’s unaffiliated securityholders.

4.	The Board has requested that SVA provide an independent opinion to the Board as to the fairness of the Proposed Transaction (“Fairness Opinion”) to the Consolidated Shareholders, from a financial point of view. It is our understanding that the Fairness Opinion will be one of the factors considered by the Board in determining whether the Proposed Transaction is substantively and procedurally fair to unaffiliated securityholders.

5.	The Company is quoted and traded on the over-the-counter market in the U.S. (OTCPK:CSCI.F) and is listed and traded on the Toronto Stock Exchange (TSX:CSCI). The terms of the Proposed Transaction are more fully described in the draft management proxy circular (“Circular”) dated April 16, 2026.

ENGAGEMENT OF SVA

6.	SVA was initially contacted by Cosciens with respect to providing a Fairness Opinion in connection with the Proposed Transaction on February 26, 2026. SVA was formally engaged by the Board pursuant to an engagement letter dated March 6, 2026 (the “Engagement Letter”).

7.	The terms of the Engagement Letter provide that SVA is to be paid a fixed fee for the Fairness Opinion. In addition, SVA is to be reimbursed for its reasonable out-of-pocket expenses and to be indemnified by the Company in respect of certain liabilities which may be incurred by SVA in connection with the provision of its services under the terms of the Engagement Letter.

8.	No part of SVA’s fee is contingent upon the conclusions reached in the Fairness Opinion or on the successful completion of the Proposed Transaction.

9.	Subject to the terms of the Engagement Letter, SVA consents to the inclusion of the complete text of the Fairness Opinion in the Circular and Schedule 13E-3, and a summary thereof, in the information circular(s), press release(s) and other disclosure documents as may be necessary, including, without limitation, the Schedule 13E-3 to be filed with the applicable securities regulatory authorities, and/or mailed by the Company to its shareholders.

CREDENTIALS OF SVA

10.	SVA is an independent Canadian financial advisory firm that provides transaction advisory services in the areas of business and securities valuations, corporate finance, and mergers & acquisition of middle-market companies. SVA has experience advising on transactions involving valuations and fairness opinions of privately held and publicly traded companies.

11.	The Fairness Opinion represents the opinion of SVA, and its form and content have been approved by senior professionals working on this engagement, each of whom is experienced in mergers, acquisitions, divestitures, valuation and fairness opinion matters.

INDEPENDENCE OF SVA

12.	SVA is no direct or indirect interest in Cosciens or any of its subsidiaries or affiliated companies or related parties, is not an associated or affiliated entity or insider of Cosciens or any other interested party (collectively the “Interested Parties”). Except for providing the Fairness Opinion, neither SVA nor any of its associates or affiliates is an advisor of the Interested Parties in respect of the Proposed Transaction.

13.	SVA does not have any agreements, commitments or understandings in respect of any future business involving any of the Interested Parties. However, SVA may, from time to time in the future, seek or be provided with assignments from one or more of the Interested Parties.

SCOPE OF REVIEW

14.	In connection with the Fairness Opinion, SVA performed reviews, analyses and made inquiries as it deemed necessary and appropriate under the circumstances. As well, SVA has referred to and made use of limited public market and economic information obtained from other sources as considered reliable and necessary in the circumstances. Except as noted herein, SVA has not, to the best of its knowledge, been denied access to any information requested.

15.	SVA has reviewed and relied upon, among other things:

a)	a capitalization table of the Company as at December 31, 2025, on a non-diluted and fully diluted basis;

b)	Cosciens’ press releases dated March 5, 2026 and March 25, 2026;

c)	presentations dated December 14, 2023, in respect of prior fairness opinions prepared by other financial advisors in connection with the 2024 merger;

d)	presentations discussing Ceapro Inc.’s (“Ceapro”) products and technologies;

e)	the draft Management Proxy Circular to which this opinion is to be attached;

f)	audited financial statements for Cosciens for the fiscal years ended December 31, 2022 to December 31, 2025;

g)	illustrative balance sheet for Cosciens (excluding German subsidiaries) for the fiscal year ended December 31, 2025;

h)	certain forecasted financial information prepared by management;

i)	a corporate structure chart of Cosciens and its subsidiaries;

j)	a purchase price allocation report dated March 2025, prepared by an external accounting and advisory firm, in connection with the all stock merger between Cosciens’ U.S. subsidiary and Ceapro as at June 3, 2024;

k)	a draft report dated February 2026, prepared by an external accounting and advisory firm , testing Ceapro for impairment as at October 31, 2025;

l)	history of daily share prices and trading volumes of Cosciens’ common shares, for both its U.S. and Canadian equity listings;

m)	various financial and non-financial information about Cosciens and its subsidiaries;

n)	management prepared analysis presenting anticipated cost savings from Cosciens’ restructuring initiatives;

o)	discussions with and information provided by:

●	Mr. Giuliano La Fratta, CFO, Cosciens;

●	Mr. Peter H. Puccetti, Interim CEO, Cosciens; and

●	Mr. Michel Regnier, CTO, Cosciens.

PRIOR VALUATIONS

16.	Cosciens has represented in the Circular that there have been no prior valuations prepared within in the 24 months preceding the date of this Fairness Opinion.

RESTRICTIONS AND QUALIFICATIONS

17.	In preparing the Fairness Opinion, SVA has assumed that the final terms of the Proposed Transaction, including the Consolidation and the Consolidation Consideration, will not differ from the terms provided to SVA.

18.	The Fairness Opinion has been prepared for the Board and is not to be used for any purpose other than stated herein. It is not intended for general circulation, nor is it to be published or made available to other parties, in whole or in part, without SVA’s prior written consent. Segal does not assume any responsibility for losses resulting from the unauthorized or improper use of the Fairness Opinion.

19.	Management has been requested to bring to SVA’s attention any matters that would be significant to the Fairness Opinion. The financial statements and other financial and non-financial information provided by Cosciens and its representatives have been accepted, without further verification, and have been assumed to comprehensively and accurately reflect the business operations, financial position and operating results of the Company as at the date of the Fairness Opinion. SVA has not independently verified the accuracy or completeness of the information supplied and does not assume any responsibility with respect to it.

20.	Public information and industry and statistical information are from sources which SVA considers to be reliable. SVA has relied upon the completeness, accuracy and fair presentation of all such information without further verification.

21.	Segal has not physically inspected Cosciens’ premises, nor has it received an independent appraisal of its tangible or intangible assets.

22.	The Fairness Opinion is based on the assumption that no material changes have taken place in the Company’s business, operations, underlying assets or future prospects that have not been brought to SVA’s attention since the date at which the latest financial and non-financial information was provided to SVA.

23.	SVA is not commenting on, nor is SVA in a position to comment on, the potential future trading price or marketability of the Company’s common shares on the public markets.

24.	No opinion, counsel or interpretation is intended in matters that require legal, tax or other appropriate professional advice. It is assumed that such opinions, counsel or interpretations have been or will be obtained from the appropriate professional sources.

25.	The Fairness Opinion should not be construed as a recommendation to undertake the Proposed Transaction.

26.	SVA disclaims any undertaking or obligation to advise any person of any change in any fact or matter affecting the Fairness Opinion which may come or be brought to SVA’s attention after the date hereof. In the event of a material change in any fact or matter after the date hereof that affects the Fairness Opinion, SVA reserves the right to modify or withdraw the Fairness Opinion without notice.

27.	The preparation of a Fairness Opinion is a complex process and is not necessarily amenable to partial analysis or summary description. SVA believes that its analyses must be considered as a whole and that selecting portions of the analyses or the factors considered by it, without considering all factors and analyses together, could create an incomplete view of the process underlying the Fairness Opinion. The Fairness Opinion should be read in its entirety.

28.	Management has provided a representation letter to SVA, stating, among other things, that:

a)	to the best of its knowledge, the information, data, opinions and other materials (collectively, the “Information”) provided to SVA by the Company for the purposes of preparing the Fairness Opinion were complete and accurate at the date the Information was provided to SVA and did not contain any untrue statement of a material fact or omit to state a material fact, in respect of the Company or the Proposed Transaction;

b)	to the best its knowledge, since the date of the Information, there has been no material change, financial or otherwise, in the Company, and there has been no change of any material fact which is of a nature as to render the Information untrue or misleading in any material respect;

c)	to the best of its knowledge, since the date of the Information, no material transactions have been entered into by the Company, except as publicly disclosed;

d)	to the best of its knowledge, other than as disclosed in the Information, the Company did not have any material contingent liabilities out of the ordinary course of business;

e)	to the best of its knowledge, other than disclosed in the Information, there are no actions, suits, proceedings or inquiries, pending or threatened, against or affecting, the Company or any of its assets which may materially affect the Company;

f)	there have been no offers or negotiations for the purchase of the Company, portions thereof, or material assets of the Company, within the two years preceding the date hereof which have not been disclosed to SVA; and

g)	they are not aware of any information concerning or affecting the Company, or affairs of the Company, which have not been disclosed to SVA and which could reasonably be considered to be material to SVA in preparation of the Fairness Opinion or the conclusions reached, the assumptions used, the procedures adopted or the scope of the review undertaken by SVA in connection therewith.

APPROACH TO FAIRNESS

29.	The Fairness Opinion has been prepared in conformity with the Practice Standards of the Canadian Institute of chartered Business Valuators.

30.	The assessment of fairness from a financial point of view must be determined in the context of a particular transaction. SVA has based its Fairness Opinion on methods and techniques that it considered appropriate in the circumstances and considered numerous factors in its review of the Proposed Transaction.

31.	Each of the following methods were considered in determining the value of the Company’s shares on a fully diluted basis. All methods were considered in aggregate, and no preference was given to a particular methodology over others. Multiple valuation methodologies were used to support a wholesome analysis and arrive at a reasonable range of values.

a)	Book Value:

We considered the Company’s Book Value as at December 31, 2025, of $3.8 million, as well as the estimated Book Value as at March 31, 2026, assuming the Company’s German Subsidiaries are not consolidated.

We have assumed investors will apply a discount to the March 31, 2026 estimated net book value for a number of reasons, including (i) the going-concern risk as articulated in the financial statements, and (ii) the fact that, notwithstanding that the German subsidiaries will no longer be consolidated entities in the Company’s financial statements beginning Q1 2026 due to the insolvency proceedings (which, notably means the derecognition of the unfunded pension liability associated with the German subsidiaries, which as of December 31, 2025 stood at $11.0 million) there remains uncertainty surrounding the timing, process, and ultimate outcome of the insolvency proceeding, which could have significant financial, accounting and legal implications.

b)	Market Based Approaches:

We considered both the comparable publicly traded company method and comparable company transaction method in our analysis.

Our analysis focused on companies that are comparable to Ceapro and are engaged in the development and / or manufacturing of active ingredients for the nutraceutical and cosmeceutical industries. We note that none of the selected publicly traded comparable companies and companies that are the subject of the selected comparable transactions were identical to Ceapro due to numerous differences including size, profitability, product offering, customer segments and geographic focus. Given Cosciens’ lack of profitability and the uncertainty around the timeframe required to achieve profitability, our analysis under the market approach considered only revenue multiples.

The revenue multiples implied for the comparable companies in our datasets provided guidance as to the multiple of revenue that should be applied to Cosciens’. However, we also considered the fact that many of the companies were both materially larger and more profitable than Cosciens, and that it may take time for Cosciens to reduce expenses, increase revenue, and achieve the profitability that warrants a multiple that reflects the potential upside of the business.

c)	Discounted Cash Flow (“DCF”):

We relied on management’s Forecast in our DCF analysis.

As the Forecast was based on highly conservative growth assumptions, our discount rate selection reflected the low level of risk of achieving the forecast cash flows.

We ascribed some additional value to the pool of non-capital losses available to Cosciens that could be utilized by achieving profitability modestly incremental to that contained in the Forecast by leveraging Ceapro’s existing technologies.

32.	The range of values calculated for the Company’s shares was compared with Cosciens’ current and recent share price and trading volumes.

MAJOR ASSUMPTIONS

33.	Our analysis is predicated on the following assumptions:

a)	In advance of the Proposed Transaction, all issued and outstanding equity-based awards or convertible securities (including the outstanding warrants), could be exercised, settled and/or converted and the underlying common shares and would be eligible to participate in the consolidation (including the receipt of the Consolidation Consideration).

b)	In the past 24 months, the Company has not been approached with, or become aware of, any bona fide offers (as contemplated in MI 61-101) in respect of all of the issued and outstanding shares of Cosciens.

c)	As at the date hereof, commercialization efforts in respect of the PGX technology are in early stages and there are no agreements with any such potential partners currently in-place or imminent.

d)	As at the date hereof, there are no agreements with any new customers currently in advanced negotiations or imminent.

e)	The German entities will no longer be funded and have filed for bankruptcy. Cosciens will lose any rights associated with the intangible assets held by those entities, and the Company will effectively “walk away” from all liabilities associated with the German entities, including the pension liability.

f)	Any costs, including professional fees, related to the wind-down of the German entities will be nominal.

g)	The cash balance on the Company’s balance sheet is required for operations and not “redundant” given the short-term cash needs and risk of the active ingredients business, as well as the uncertainty associated with the wind-down of the German subsidiaries.

FAIRNESS CONCLUSION

34.	Based upon, and subject to the foregoing, SVA is of the opinion that, as of the date hereof, the Consolidation Consideration is fair, from a financial point of view, to the Consolidated Shareholders.

Sincerely,

/s/ Segal Valuations & Transaction Advisory LP

Segal Valuations & Transaction Advisory LP